Mail Stop 3561
                                                              July
7,
2005

Scott D. McDowell, President
Bulldog Financial, Inc.
98 South Holman Way
Golden, CO  80401

RE:  Bulldog Financial, Inc.  ("the company")
        File No.  333-120689
        Amendment No. 2 to Form SB-2
        Filed June 3, 2005

Dear Mr. McDowell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 17

As previously requested, please name the sources of the information and file their consents. If the consents are not required to be filed under Federal law or regulations, please advise.

Financial Statements

Please file an updated consent of the independent accountant as an exhibit to your next amendment. Also, please note the financial statement updating requirements of Item 310 of Regulation S-B.


Closing Comments

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Janice McGuirk at (202) 551-3395 with any questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies


CC:   Conrad C. Lysiak, Esq.
          Via fax (509) 747-1770







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